Exhibit 99.3

NICE Accelerates Voice of Customer Innovation with Powerful New VoC Offering

The NICE Satmetrix solution allows organizations of all sizes to enjoy a fully-integrated, self-service, analytics-driven VoC solution that delivers unprecedented insight and engagement

Hoboken, N.J., October 9, 2017 – NICE (Nasdaq:NICE) today announced a powerful new offering, NICE Satmetrix, which delivers the market's leading Voice of the Customer (VoC) capabilities.

The solution utilizes cutting-edge analytics to give organizations a complete, real-time view of the customer experience by combining direct and indirect feedback with customer data, as well as the organizational engagement tools needed to take immediate and strategic action to reduce churn, boost customer loyalty, and drive profitable growth. New features include activity-triggered surveys and pre-packaged role-specific tools delivered with self-service ease.

NICE Satmetrix offers unrivaled Net Promoter Score (NPS) capabilities, including the market's leading methodologies and an extensive knowledge base, which enables customers to derive the greatest possible value from their VoC program.

The solution is available to organizations of all sizes, offering a multi-tenant, full self-service cloud platform with web and mobile capabilities at a fraction of the time to value and complexity of other VoC solutions. The solution offers unmatched breadth and depth of insight, which triggers broad organizational engagement across many roles, driving a multi-pronged approach to improving the customer experience and bottom-line results.

The NICE Satmetrix solution stands out in the market for its:

•	Total customer view – Large scale, omni-channel collection of customer feedback and operational data, with limitless drill-down and filtering capabilities for investigation and planning
•
Agile program management – Complete self-service platform, which enables almost instantaneous setup as well as easy adaptation and expansion to support changing business needs, all with the support of a library of templates, best practices, and training guides

•
Organizational engagement – Sophisticated, configurable workflows and integrations with the entire NICE portfolio allow organizations to drive action, by connecting customer feedback with quality and performance programs, and cultivate a customer-centric culture across the business

•
Superior analytics – Using advanced speech and text analytics, together with machine learning and predictive analytics, organizations can extract insights at scale that allow them to take effective action and drive even deeper organizational engagement

Miki Migdal, president of the NICE Enterprise Product Group:
"As a market leader in the customer service area, we believe that the voice of the customer is a critical component in organizations' ability to create a winning customer strategy guided by an in-depth understanding of customers' needs. The NICE Satmetrix offering creates a new standard in VoC solutions, enabling organizations to combine customer feedback with many other indicators of customer experience to drive powerful change across the business. The breadth of the view offered by the NICE Satmetrix solution, combined with the depth of exploration and organizational involvement enabled by NICE's full portfolio of analytics-driven solutions, simply cannot be matched."

About NICE
NICE (Nasdaq:NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Ilana Hart, +972 9 775 3818, ilana.hart@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Migdal, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company's customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company's Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.